SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Candlewood Hotel Company, Inc.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                   13741M 108
                                 (CUSIP Number)

                         Desai Capital Management, Inc.
                               540 Madison Avenue
                            New York, New York 10022
                           Attention: Mr. Frank Pados
                             Tel. No. (212) 838-9191
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 13, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 24 Pages

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 2 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         The Mutual Life Insurance Company of New York  EIN: 13-1632487

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of New York

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               681,894
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              -0-
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             681,894
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         681,894

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 3 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Pecks Management Partners Ltd.  EIN: 11-3015963

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of New York

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               1,631,620
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              -0-
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             1,631,620
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,631,620

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3%

14       TYPE OF REPORTING PERSON

         IA

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 4 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Advance Capital Offshore Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Cayman Islands

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              137,500
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                137,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         137,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 5 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Advance Capital Partners, L.P.  EIN: 13-3861661

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of Delaware

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              431,130
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                431,130

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         431,130

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 6 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Advance Capital Associates, L.P.  EIN: 13-3861660

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of Delaware

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              586,630
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                586,630

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         586,630

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6%

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 7 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Advance Capital Offshore Associates, LDC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Cayman Islands

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              137,500
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                137,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         137,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%

14       TYPE OF REPORTING PERSON

         OO

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 8 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Advance Capital Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of Delaware

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              568,630
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                568,630

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         568,630

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6%

14       TYPE OF REPORTING PERSON

         OO

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                          Page 9 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Private Equity Investors III, L.P.  EIN: 13-3946904

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of New York

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              1,727,578
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                1,727,578

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,727,578, but 3,455,156 if considered together with Equity-Linked Investors-II

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%, but approximately 32% if considered together with Equity-Linked Investors-II

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                         Page 10 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Equity-Linked Investors-II

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         State of New York

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              1,727,578
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                1,727,578

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,727,578, but 3,455,156 if considered together with Private Equity Investors III, L.P.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%, but approximately 32.0% if considered together with Private Equity Investors III, L.P.

14       TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                         Page 11 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Rohit Mujilal Desai  SS#: ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              1,727,578
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                1,727,578

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,727,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.0%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP NO. 13741M 108                                         Page 12 of 24 Pages
          ----------

1        NAME OF REPORTING PERSON

         Desai Capital Management Incorporated

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         New York

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              1,727,578
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                1,727,578

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,727,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

         Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.0%

14       TYPE OF REPORTING PERSON

         IA, CO

         This Amendment No. 1 with respect to the Schedule 13D filed on May 29, 1998 (the "Statement"), relating to the common stock, par value $.01 per share, of Candlewood Hotel Company, Inc., a Delaware corporation, hereby amends the Statement in the following respects only. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

Item 1.  Security and Issuer.

         Item 1 is hereby amended by the deletion of the first paragraph and the insertion of the following in replacement thereof:

                  This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below), through their respective holdings of (i) shares of Series A Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Issuer convertible into Common Stock at the option of the holder, (ii) shares of Series B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of the Issuer convertible into Common Stock at the option of the holder and (iii) warrants ("Warrants") exercisable for shares of Common Stock at the option of the holder. The Issuer's principal executive offices are located at Lakepoint Office Park 9342 East Central, Wichita, Kansas 67206-2555.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by the deletion of the first paragraph and the insertion of the following in replacement thereof:

                  The shares of Common Stock of the Issuer are beneficially owned by the Reporting Persons through their respective purchases pursuant to (i) the Stock Purchase Agreement, dated as of September 22, 1997, among the Issuer, the Reporting Persons and certain other purchasers of the shares of Preferred Stock of the Issuer and (ii) the Securities Purchase Agreement, dated as of June 30, 1998, among the Issuer, the Reporting Persons and certain other purchasers of shares of Series B Preferred Stock and Warrants.

         Item 3 is hereby further amended by the insertion of the following after the last paragraph thereof:

                  7. MONY acquired 3,000 shares of Series B Preferred Stock and 24,000 Warrants on July 13, 1998 for a purchase price of $3,000,000. MONY used its general account assets in the amount of $3,000,000 to finance this purchase.

                  8. PECKS acquired 7,900 shares of Series B Preferred Stock and 63,190 Warrants on July 13, 1998 for a purchase price of $7,900,000. PECKS used its investment funds in the amount of $7,900,000 to finance this purchase.

                  9. Advance Offshore I acquired 477 shares of Series B Preferred Stock and 3,816 Warrants on July 13, 1998 for a purchase price of $477,000. Advance Capital I acquired 1,523 shares of Series B Preferred Stock and 12,184 Warrants on July 13, 1998 for a purchase price of $1,523,000. Funds in the aggregate amount of $2,000,000 necessary for the purchases were provided by capital contributions of limited partners and general partners of Advance Offshore I and Advance Capital I, respectively.

                  10. PEI-III acquired 11,400 shares of Series B Preferred Stock and 91,200 Warrants on July 13, 1998 for a purchase price of $11,400,000 and 600 shares of Series B Preferred Stock and 4,800 Warrants on August 3, 1998 for a purchase price of $600,000. ELI-II acquired 11,400 shares of Series B Preferred Stock and 91,200 Warrants on July 13, 1998 for a purchase price of $11,400,000 and 600 shares of Series B Preferred Stock and 4,800 Warrants on August 3, 1998 for a purchase price of $600,000. In making these purchases, PEI-III and ELI-II used working capital from their respective operating accounts, which are funded by capital contributions from the limited partners of PEI-III and ELI-II and gains and proceeds from PEI-III's and ELI- II's investment portfolios.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by the deletion of the first paragraph and the insertion of the following in replacement thereof:

                  The Reporting Persons hold shares of Preferred Stock, shares of Series B Preferred Stock and Warrants for the purpose of investment, in view of capital appreciation of securities.

         Item 4 is hereby further amended by the insertion of the following after the third paragraph thereof:

                  In connection with the issuance of shares of Series B Preferred Stock and Warrants, the following changes resulted:

                           (a) The maximum number of the directors of the Issuer
                  was increased from ten (10) to twelve (12) directors.

                           (b) The Board of Directors authorized the issuance of
                  42,000 shares of Preferred Stock and 336,000 Warrants and reserved 4,757,053 shares of Common Stock to be issued upon conversion of the Series B Preferred Stock and exercise of such Warrants or such lesser or greater number of shares of Common Stock as the then outstanding shares of Series B Preferred Stock are convertible into and Warrants are exercisable for.

                           (c) The Issuer's charter and bylaws were amended so
                  as to reflect changes in capitalization and in the structure of the Board of Directors of the Issuer.

Item 5.  Interest in the Securities of the Issuer.

         Item 5 is hereby amended by the deletion of the first two paragraphs and the paragraphs numbered 1, 2, 3 and 4 of the response to Item 5(a), (b) and the replacement thereof by the following:

                  Item 5(a), (b).

                  The Reporting Persons together beneficially own an aggregate of 7,416,247 shares of Common Stock or approximately 45% of the issued and outstanding shares of Common Stock through holdings of an aggregate of (i) 30,750 shares of Preferred Stock of the Issuer (preferences and special rights of Preferred Stock are listed in the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") attached hereto as Exhibit D, which is hereby incorporated by reference in its entirety), (ii) 36,900 shares of Series B Preferred Stock of the Issuer (preferences and special rights of Series B Preferred Stock are listed in the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Series B Certificate of Designation") attached hereto as Exhibit F, which is hereby incorporated by reference in its entirety), and (iii) 295,200 Warrants (the rights of the Warrants are listed in the Form of Warrant attached hereto as Exhibit G, which is hereby incorporated by reference in its entirety). Pursuant to the Certificate of Designation, holders of the shares of Preferred Stock are entitled, upon the failure of the Issuer to redeem the shares of Preferred Stock in accordance with the mandatory redemption provisions of the Certificate of Designation, to receive warrants to purchase additional shares of Common Stock of the Issuer upon terms and conditions stated in the Form of Warrant attached hereto as Exhibit E, which is hereby incorporated by reference in its entirety. Pursuant to the Series B Certificate of Designation, holders of shares of Series B Preferred Stock are entitled, upon the failure of the Issuer to redeem the shares of Series B Preferred Stock in accordance with the mandatory redemption provisions of the Series B Certificate of Designation, to receive warrants to purchase additional shares of Common Stock upon terms and conditions stated in the Form of Penny Warrant attached hereto as Exhibit H, which is hereby incorporated by reference in its entirety. The Reporting Persons, therefore, may be entitled to receive warrants to purchase additional shares of Common Stock of the Issuer. According to the information provided by the Issuer to the Reporting Persons, the Issuer presently has 9,025,000 shares of Common Stock issued and outstanding. The Preferred Stock and the Series B Preferred Stock votes on an "as converted" basis on all matters calling for a vote of Common Stock shareholders.

                  If the Issuer grants, issues or sells any rights or options to purchase stock, warrants or other property ("Purchase Rights") pro rata to the holders of Common Stock, the Reporting Persons are entitled, pursuant to the Certificate of Designation and the Series B Certificate of Designation, to a right, at their option, either to have the conversion price of Preferred Stock or Series B Preferred Stock, as the case may be, adjusted, or to acquire such

         Purchase Rights as they could have acquired if they held the number of shares of Common Stock issuable upon conversion of the shares of Preferred Stock and Series B Preferred Stock held by them immediately prior to the time the issuer granted, issued or sold such Purchase Rights.

                  1. MONY. MONY beneficially owns 681,894 shares of Common Stock of the Issuer through its holdings of 3,250 shares of Preferred Stock, 3,000 shares of Series B Preferred Stock and 24,000 Warrants. If MONY were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 7.0% of the issued and outstanding shares of Common Stock. To the best knowledge of MONY, no person other than MONY has the power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by MONY.

                  2. PECKS. PECKS beneficially owns 1,631,620 shares of Common Stock of the Issuer through its holdings of 7,900 shares of Preferred Stock 7,900 shares of Series B Preferred Stock and 63,200 Warrants. If PECKS were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 15.3% of the issued and outstanding shares of Common Stock. To the best knowledge of PECKS, no person other than PECKS has the power to vote or to direct the vote and to dispose or to direct the disposition of any of the securities beneficially owned by PECKS.

                  3. Advance Capital. Advance Offshore I beneficially owns 137,500 shares of Common Stock of the Issuer through its holdings of 793 shares of Preferred Stock, 477 Shares of Series B Preferred Stock and 3,816 Warrants. If Advance Offshore I were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 1.5% of the issued and outstanding shares of Common Stock. Advance Capital I beneficially owns 431,130 shares of Common Stock of the Issuer through its holdings of 2,457 shares of Preferred Stock, 1,523 shares of Series B Preferred Stock and 12,184 Warrants. If Advance Capital I were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 4.5% of the issued and outstanding shares of Common Stock. Advance Offshore I shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which it may be deemed to beneficially own with Advance Offshore II, its general partner. Advance Capital II, the majority shareholder of Advance Offshore II and the general partner of Advance Capital I, has shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which Advance Offshore I and Advance Capital I may be deemed to beneficially own. Advance Capital III, the managing general partner of Advance Capital II, has shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock which Advance Offshore I and Advance Capital I may be deemed to beneficially own.

                  4. DESAI. PEI-III beneficially owns 1,727,578 shares of Common Stock of the Issuer through its holdings of 3,500 shares of Preferred Stock,

         12,000 shares of Series B Preferred Stock and 96,000 Warrants. If PEI-III were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 16.0% of the issued and outstanding shares of Common Stock. The power to vote or to direct the vote and to dispose of or to direct the disposition of shares of Common Stock held by PEI-III is vested in its general partner RMDA-III but such decisions (and similar decisions with respect to the rest of PEI-III's investment portfolio) may also be made by DCMI under an investment and advisory agreement between PEI-III and DCMI.

                  ELI-II beneficially owns 1,727,578 shares of Common Stock of the Issuer through its holdings of 3,500 shares of Preferred Stock, 12,000 shares of Series B Preferred Stock and 96,000 Warrants. If ELI-II were to convert all its Preferred Stock, Series B Preferred Stock and Warrants into shares of Common Stock, it would own approximately 16.0% of the issued and outstanding shares of Common Stock. The power to vote or to direct the vote and to dispose of or to direct the disposition of shares of Common Stock held by ELI-II is vested in its general partner RMDA-II but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI.

                  Desai is the managing general partner of RMDA-II, managing member of RMDA-III and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katherine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-II and trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-II. Joseph F. McDonald is the trustee of the Rohit M. Desai Family Trust. Frank J. Pados, Jr. is an executive vice president of DCMI. Damon H. Ball and Thomas P. Larsen are senior vice presidents of DCMI. Timothy R. Kelleher, Andre J. McSherry and Tom W. Perlmutter are vice presidents of DCMI. DCMI and Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to other securities held by PEI-III and ELI-
         II. Pursuant to Rule 13d under the Securities Exchange Act of 1934, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald and each person identified and listed in Schedule V hereby declare that the filing of this Schedule 13D shall not be construed as an admission that any person other than PEI-III and ELI-II is the beneficial owner of any securities covered by this Schedule 13D, or that PEI-III and ELI-II is the beneficial owner of any securities held by the other.

         Item 5 is hereby further amended by the deletion of the responses to
Item 5(c) and 5(d) and the replacement thereof by the following:

                  Item 5(c).

                  The Reporting Persons have not effected any transactions in the Preferred Stock, Series B Preferred Stock, Warrants or Common Stock of the Issuer during the past sixty days.

                  Item 5(d).

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock into which the shares of the Preferred Stock shares of Series B Preferred Stock and Warrants beneficially owned by the Reporting Persons are convertible or exercisable for.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by the deletion of the first two paragraphs and the replacement thereof by the following:

                  The Reporting Persons are parties to the Amended and Restated Stockholders Agreement, dated July 10, 1998 (the "Amended and Restated Stockholders Agreement"), among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the other parties signatory thereto. Pursuant to the Amended and Restated Stockholders Agreement, the Reporting Persons agreed to vote their shares for certain nominees for election to the Board of Directors. One nominee is to be designated by PECKS. The current designee of PECKS is Mr. Robert Cresci. One nominee is to be designated by PEI-III and ELI-II, jointly. The current designee of PEI-III and ELI-II is Mr. Frank Pados. In addition, the holders of a majority of shares of Series B Preferred Stock have the right to nominate one member of the Board of Directors. PEI-III, as the holder of a majority of the outstanding shares of Series B Preferred Stock, is able to control the selection of the director nominated by the holders of shares of Series B Preferred Stock. The Amended and Restated Stockholders Agreement supersedes in its entirety the Stockholders Agreement entered into in connection with the issuance of the Preferred Stock. The Amended and Restated Stockholders Agreement is attached hereto as Exhibit I and is hereby incorporated by reference in its entirety.

                  The Reporting Persons are parties to the Amended and Restated Registration Rights Agreement, dated as of July 10, 1998 (the "Amended and Restated Registration Rights Agreement"), among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the other parties signatory thereto. Pursuant to the Registration Rights Agreement, under the circumstances and subject to the limitations specified therein, the Issuer has the obligation to register for sale under the Securities Act of 1933, as amended, certain shares of Common Stock held by the parties thereto. The Amended and Restated Registration Rights Agreement supersedes in its entirety the Registration Rights Agreement entered into in connection with the issuance of the Preferred Stock. The Amended and Restated Registration Rights

         Agreement is attached hereto as Exhibit J and is hereby incorporated by reference in its entirety.

Item 7.  Material to Be Filed as Exhibits.

         Item 7 is hereby amended by the insertion of the following:

         Exhibit F:   Certificate of Designation, Preferences and
                      Relative, Participating, Optional and Other Special
                      Rights of Preferred Stock and Qualifications
                      Limitations and Restrictions Thereof of Series B
                      Cumulative Convertible Preferred Stock of the Issuer certified by the Office of the Secretary of State of the State of Delaware on July 13, 1998.

         Exhibit G:   Form of Warrant.

         Exhibit H:   Form of Penny Warrant.

         Exhibit I: Stockholders Agreement, dated as of July 10, 1998, among the Issuer, Doubletree Corporation, the Warren
                      D. Fix Family Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the other parties signatory thereto.

         Exhibit J:   Registration Rights Agreement, dated as of July
                      10, 1998, among the Issuer, Doubletree Corporation, the Warren D. Fix Family Partnership, L.P., Jack P.
                      DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher
                      Scott DeBoer Trust), and each of the other parties signatory thereto.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            J. ROMEO & CO., as nominee for The
                                            Mutual Life Insurance Company of New
                                            York

                                            By: /s/ Peter Coccia
                                            --------------------
                                            Name:  Peter Coccia
                                            Title: Partner

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            PECKS MANAGEMENT PARTNERS LTD.

                                            By: /s/ Robert J. Cresci
                                            ------------------------
                                            Name:  Robert J. Cresci
                                            Title: Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            ADVANCE CAPITAL PARTNERS, L.P.

                                            By: Advance Capital Associates, L.P.
                                            By: Advance Capital Management, LLC

                                            By: /s/ Robert A. Bernstein
                                            ---------------------------
                                            Name:  Robert A. Bernstein
                                            Title: Principal

                                            ADVANCE CAPITAL OFFSHORE
                                            PARTNERS, L.P.

                                            By: Advance Capital Offshore
                                            Associates, LDC
                                            By: Advance Capital Associates, L.P.
                                            By: Advance Capital Management, LLC

                                            By: /s/ Robert A. Bernstein
                                            ---------------------------
                                            Name:  Robert A. Bernstein
                                            Title: Principal


                                            ADVANCE CAPITAL OFFSHORE
                                            ASSOCIATES, LDC

                                            By: Advance Capital Associates, L.P.
                                            By: Advance Capital Management, LLC

                                            By: /s/ Robert A. Bernstein
                                            ---------------------------
                                            Name:  Robert A. Bernstein
                                            Title: Principal


                                            ADVANCE CAPITAL ASSOCIATES, L.P.

                                            By: Advance Capital Management, LLC

                                            By: /s/ Robert A. Bernstein
                                            ---------------------------
                                            Name:  Robert A. Bernstein
                                            Title: Principal


                                            ADVANCE CAPITAL MANAGEMENT LLC

                                            By: /s/ Robert A. Bernstein
                                            ---------------------------
                                            Name:  Robert A. Bernstein
                                            Title: Principal

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            PRIVATE EQUITY INVESTORS III,
                                            L.P.

                                            By: Rohit M. Desai Associates III,
                                                LLC General Partner

                                            By: /s/ Rohit M. Desai
                                            ----------------------
                                            Name:  Rohit M. Desai
                                            Title: Managing Member


                                            EQUITY-LINKED INVESTORS-II

                                            By: Rohit M. Desai Associates-II
                                                General Partner

                                            By: /s/ Rohit M. Desai
                                            ----------------------
                                            Name:  Rohit M. Desai
                                            Title: Managing General Partner


                                            DESAI CAPITAL MANAGEMENT
                                            INCORPORATED

                                            By: /s/ Rohit M. Desai
                                            ----------------------
                                            Name:  Rohit M. Desai
                                            Title: President


                                            /s/ Rohit M. Desai
                                            ------------------
                                            Rohit M. Desai

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            LNR CANDLEWOOD HOLDINGS, INC.

                                            By: /s/ Shelly Rubin
                                            --------------------
                                            Name:  Shelly Rubin
                                            Title: Vice President


                                            LEISURE COLONY MANAGEMENT CORP.

                                            By: /s/ Shelly Rubin
                                            --------------------
                                            Name:  Shelly Rubin
                                            Title: Vice President


                                            LNR PROPERTY CORPORATION

                                            By: /s/ Shelly Rubin
                                            --------------------
                                            Name:  Shelly Rubin
                                            Title: Vice President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998

                                            ALLIED CAPITAL CORPORATION

                                            By: /s/ Kelly A. Anderson
                                            -------------------------
                                            Name:  Kelly A. Anderson
                                            Title: Principal and Treasurer

                                INDEX TO EXHIBITS


 Exhibit                          Description                        Page Number
 -------                          -----------                        -----------

Exhibit F          Certificate of Designation, Preferences and
                   Relative, Participating, Optional and Other
                   Special Rights of Preferred Stock and
                   Qualifications Limitations and Restrictions
                   Thereof of Series B Cumulative
                   Convertible Preferred Stock of the Issuer certified by the Office of the Secretary of State of the State of Delaware on July 13,
                   1998.

Exhibit G          Form of Warrant

Exhibit H          Form of Penny Warrant

Exhibit I          Stockholders Agreement, dated as of
                   July 10, 1998, among the Issuer, Doubletree
                   Corporation, the Warren D. Fix Family
                   Partnership, L.P., Jack P. DeBoer (on behalf of himself and as representative of the Alexander John DeBoer Trust and the Christopher Scott DeBoer Trust), and each of the other parties signatory thereto.

Exhibit J          Registration Rights Agreement, dated as of
                   July 10, 1998, among the Issuer,
                   Doubletree Corporation, the Warren D.
                   Fix Family Partnership, L.P., Jack P.
                   DeBoer (on behalf of himself and as
                   representative of the Alexander John
                   DeBoer Trust and the Christopher Scott
                   DeBoer Trust), and each of the other
                   parties signatory thereto.